# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRID METALS CORP, CIK 0001804406
CUSIP: 39814L107
Title of class of securities: COMMON
Address of issuer's principal executive offices: 3335 YONGE STREET, SUITE 304, TORONTO, ONTARIO, Ontario Canada (A6), M4N 2M1
Date of event which requires filing of this statement: 03/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001951847

## Reporting persons
- BRANDON S OSBORNE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,889,885; shared voting power 0; sole dispositive power 12,889,885; shared dispositive power 0; aggregate amount beneficially owned 12,889,885 (5.53% of the class)
  Comment: The Reporting Person is filing this Schedule 13G pursuant to Rule 13d 1(c) under the Securities Exchange Act of 1934 as a passive investor. The Reporting Person beneficially owns 12,149,855 common shares of Grid Metals Corp., representing approximately 5.21% of the issuer's outstanding common shares based on publicly available information. The securities reported herein were acquired for investment purposes. The Reporting Person believes the issuer's mineral asset portfolio and positioning within the emerging critical minerals supply chain may provide meaningful long-term value creation potential for shareholders. In particular, the Reporting Person is attracted to the issuer's exposure to strategic and specialty minerals and believes the issuer's asset base may represent a differentiated opportunity within the global critical minerals supply chain. The Reporting Person intends to remain a supportive long term shareholder and may evaluate his investment in the issuer on an ongoing basis. Subject to market conditions, investment considerations, and other factors, the Reporting Person may increase or decrease his beneficial ownership of the issuer's securities from time to time through open market purchases, privately negotiated transactions, or otherwise.
  Except as set forth herein, the Reporting Person does not presently have any plans or proposals that would result in any of the actions described in Item 4 of Schedule 13D.

## Item 1. Issuer
Name of issuer: GRID METALS CORP
Address of issuer's principal executive offices: 3335 YONGE STREET, SUITE 304, TORONTO, ONTARIO, M4N 2M1, CANADA

## Item 2. Person Filing
Name of person filing: BRANDON S OSBORNE
Address of principal business office or, if none, residence: 1614 EUCLID AVENUE #36 MIAMI BEACH, FL 33139
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,889,885
Percent of class: 5.53
Sole power to vote or to direct the vote: 12,889,885
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,889,885
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BRANDON S OSBORNE: /s/ BRANDON S OSBORNE, INDIVIDUAL (03/20/2026)
Comment: The Reporting Person is filing this Schedule 13G pursuant to Rule 13d 1(c) under the Securities Exchange Act of 1934 as a passive investor. The Reporting Person beneficially owns 12,149,855 common shares of Grid Metals Corp., representing approximately 5.21% of the issuer's outstanding common shares based on publicly available information. The securities reported herein were acquired for investment purposes. The Reporting Person believes the issuer's mineral asset portfolio and positioning within the emerging critical minerals supply chain may provide meaningful long-term value creation potential for shareholders. In particular, the Reporting Person is attracted to the issuer's exposure to strategic and specialty minerals and believes the issuer's asset base may represent a differentiated opportunity within the global critical minerals supply chain. The Reporting Person intends to remain a supportive long term shareholder and may evaluate his investment in the issuer on an ongoing basis. Subject to market conditions, investment considerations, and other factors, the Reporting Person may increase or decrease his beneficial ownership of the issuer's securities from time to time through open market purchases, privately negotiated transactions, or otherwise.
Except as set forth herein, the Reporting Person does not presently have any plans or proposals that would result in any of the actions described in Item 4 of Schedule 13D.